Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
AdaptHealth Corp.:

We consent to the use of our report dated August 19, 2019, with respect to the consolidated balance sheets of PPS HME Holdings LLC as of May 17, 2018 and December 31, 2017, and the related consolidated statements of operations,  changes in members’ equity, and cash flows for the periods from January 1, 2018 to May 17, 2018 and April 1, 2017 to December 31, 2017 and the related notes (collectively, the consolidated financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2020